Exhibit 19.1

protokinetix, Incorporated

INSIDER TRADING POLICY

Adopted by the Board of Directors on July 8, 2019

PURPOSES

This Insider Trading Policy is being adopted in order to assure compliance with the laws prohibiting “insider trading” in Company Securities, including Derivative Securities, and to avoid the appearance of impropriety and resulting damage to the Company’s reputation for integrity and ethical conduct.

Please contact the Compliance Officer with any questions about this Insider Trading Policy or its application to any situation involving a purchase, sale, Trade of, or other transaction involving, Company Securities or Derivative Securities. If there is ever a question as to whether it is appropriate for an individual to buy, sell, Trade, or enter into any transaction involving, Company Securities, including Derivative Securities, it is better to seek advice and limit exposure to potential insider trading allegations to protect both the Company and the individual.

DEFINITIONS

“10b5-1 Plan” means a written plan, including “blind trusts,” permitting individuals named therein to Trade Company Securities or Derivative Securities, in the limited circumstances, and subject to the terms and conditions, specified therein, that (a) is approved in advance in accordance with the terms of this Insider Trading Policy; and (b) complies with Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1”) and the guidelines described below under “10b5-1 Plans.”

“Board Members” means members of the Company’s Board of Directors.

“Company” means ProtoKinetix, Incorporated.

“Compliance Officer” means the person named by the Company as the “Compliance Officer” in the Company’s currently-effective Code of Business Conduct and Ethics and Whistleblower Policy.

“Company Securities” means equity or debt securities of the Company.

“Consultants” means consultants to the Company.

“Derivative Securities” means put or call options or other derivative securities, the value and characteristics of which, depend, in part or whole, on the value and characteristics of Company Securities. Derivative Securities do not include Short Sales or other hedging transactions, which are both specifically prohibited.

“Employees” means employees of the Company.

“Material Nonpublic Information” means information concerning the Company that is both (a) material (meaning the average investor would want to know such information before deciding whether to buy, sell or hold Company Securities or Derivative Securities, or, in other words, information that could affect the market price of Company Securities or Derivative Securities); and (b) nonpublic (meaning the information has not been disclosed in the Company’s filings with the SEC or in a press release issued by the Company that has been broadly disseminated to the investing public). Information is not considered public until the second business day after such information has been disclosed in an SEC filing or press release. See “Examples of Material Nonpublic Information” below.

“Officers” means officers of the Company.

“SEC” means the United States Securities and Exchange Commission.

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“Short Sales” means sales of Company Securities not owned by the seller, or, if owned, not delivered immediately against such sale.

“Trade” means both buying or selling, or placing an order to buy or sell securities either now or in the future, including through cashless exercise of stock options where shares are sold to pay the exercise price. The withholding of stock by the Company for Employee income tax liability incurred in connection with the vesting of restricted stock is not included in this definition of “Trade.”

POLICY

All Consultants & Employees

All Consultants and Employees are subject to the following:

•	Insider Trading Prohibition. Consultants and Employees may not Trade Company Securities or Derivative Securities while in possession of Material Nonpublic Information except pursuant to a properly approved and executed 10b5-1 Plan or as otherwise provided in this Insider Trading Policy. If such Material Nonpublic Information is disclosed to the public, Employees may not Trade in Company Securities or Derivative Securities until the second business day after such disclosure (i.e., the second day after the applicable SEC filing or press release). This prohibition includes:
—	Trades of Company Securities or Derivative Securities by members of the Consultant’s or Employee’s household or by family members who do not live in such household but whose transactions in Company Securities or Derivative Securities may be influenced or controlled by such Consultant or Employee; and
—	Trades of Company Securities or Derivative Securities by entities controlled by the Consultant or Employee (corporations, partnerships, trusts, etc.).

The prohibition on Trades while in possession of Material Nonpublic Information continues for as long as any information you have is both material and non-public and can continue even after the Consultant’s or Employee’s engagement or employment with the Company has terminated.

•	Tipping Prohibition. Consultants and Employees may not disclose Material Nonpublic Information to other Consultants and Employees (except on a need to know basis), family members or any outside party. This is to assure that no Consultant or Employee becomes a “tipper,” liable for the Trades of his “tippee” under federal securities laws.
•	Family Members. Consultants and Employees must instruct household members, and any family members who do not live in the Consultant’s or Employee’s household but whose transactions in Company Securities or Derivative Securities may be influenced or controlled by Consultant or Employee, to observe the above rules and take all reasonable precautions to assure such observance.
•	Company Securities. Consultants and Employees are encouraged to pre-clear any transactions in Company Securities or entry into a 10b5-1 Plan involving Company Securities with the Compliance Officer. Requests for pre-clearance should be submitted at least two business days in advance of the proposed transaction date.
•	Derivative Securities. Consultants and Employees must pre-clear any transactions involving Derivative Securities or entry into a 10b5-1 Plan involving Derivative Securities with the Compliance Officer. Requests for pre-clearance should be submitted at least three weeks in advance of the proposed transaction. The Compliance Officer may decline any such request in his or her sole discretion. Transactions in Derivative Securities may allow a person to own securities without the full risks and rewards of ownership and, as result, a holder of Derivative Securities may no longer have the same objectives as other holders of Company Securities.

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•	Gifts. The restrictions on any Trade in Company Securities and Derivative Securities set out in this Insider Trading Policy may apply equally to a gift of Company Securities or Derivative Securities, so Consultants and Employees should pre-clear proposed gifts with the Compliance Officer before the gift is made.
•	Restricted Transactions. Consultants and Employees may not engage in Short Sales. Transactions in certain Derivative Securities may in some instances constitute a Short Sale. Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors of the Company from engaging in Short Sales. Consultants and Employees may not keep Company Securities or Derivative Securities in a margin account and unless otherwise approved by the Board of Directors of the Company, may not use Company Securities or Derivative Securities as collateral for a loan.

Officers and Board Members

All Officers and Board Members are subject to all of the restrictions set forth above, as modified by the following provisions:

•	Company Securities. Officers and Board Members must pre-clear any transactions in Company Securities or entry into a 10b5-1 Plan involving Company Securities with the Compliance Officer. Requests for pre-clearance must be submitted at least two business days in advance of the proposed trade date.
•	Derivative Securities. Officers and Board Members must pre-clear any transactions in Derivative Securities or entry into a 10b5-1 Plan involving Derivative Securities with the Company’s Audit Committee. Requests for pre-clearance must be submitted to the Audit Committee at least three weeks in advance of the proposed transaction, and must include all relevant details regarding the transaction. Transactions in Derivative Securities may allow a person to own Company Securities without the full risks and rewards of ownership and, as result, a holder of Derivative Securities may no longer have the same objectives as other holders of Company Securities.
•	Material Nonpublic Information. Officers and Board Members are encouraged to Trade only in periods of relative stability for the Company, even when they do not know of Material Nonpublic Information, and should limit their transactions in Company Securities or Derivative Securities to periods shortly after all Material Nonpublic Information has been disclosed in an SEC filing or press release (but not before the second business day following such disclosure).
•	Margin Accounts. Officers and Board Members may not establish a margin account for the purposes of buying, carrying or selling Company Securities or Derivative Securities, except under special circumstances approved in writing by the Compliance Officer.

Special Circumstances and Restrictions

At times, the Company may determine that it is prudent to restrict Trades by certain Consultants or Employees or groups. In this event, special notifications will be given.

Transactions Under Company Plans

Stock Option Exercises. This Insider Trading Policy does not apply to the Employee exercise of a stock option. The policy does apply, however, to all sales of Company stock upon the exercise of a stock option, regardless of whether such sale is for the purpose of generating cash needed to pay the exercise price or income tax liability. A cashless exercise is not considered a sale of Company stock for these purposes.

Vesting of Restricted Stock. This Insider Trading Policy does not apply to the withholding of stock by the Company for Consultant or Employee income tax liability incurred in connection with the vesting of restricted stock.

10b5-1 Plans. Trades in Company Securities that are executed pursuant to a duly adopted 10b5-1 Plan are exempt from the prohibitions contained in this Insider Trading Policy.

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In general, Rule 10b5-l provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A 10b5-l Plan generally may not be adopted during a blackout period and may only be adopted when the person adopting the plan is unaware of Material Nonpublic Information. Once the 10b5-1 Plan is adopted, the participant must not exercise any influence over the amount of securities to be Traded thereunder, the price at which they are to be Traded or the date of the Trade(s). The 10b5-1 Plan must either specify (including by formula) the amount, pricing and timing of transactions in advance of any Trades or delegate discretion on those matters to an independent third party.

Consequences

Securities market surveillance techniques are very sophisticated and the chance that federal authorities will detect and prosecute even apparently minor insider trading violations is a significant one. The consequences of an insider trading violation can be severe:

•	Failure by any Consultant or Employee to abide by this Insider Trading Policy will result in sanctions, which may include, but is not limited to, termination of employment.
•	Any sanctions imposed upon a Consultant or Employee and liabilities incurred by a Consultant or Employee for insider trading will be the sole responsibility of the Consultant or Employee. The Company will not cover or indemnify any Consultant or Employee for these costs.
•	Participation in Trades on Material Nonpublic Information is a crime subject to fines of up to $5 million and imprisonment of up to 20 years for individuals. In addition, the SEC may seek civil penalties of up to three times the profits made or losses avoided from insider trading. Inside traders must also disgorge any profits made and may be subject to civil liability to private plaintiffs.
•	Employers and other controlling persons are also at risk under federal law and may be fined if they recklessly fail to take preventive steps to control insider trading.

Examples of Material Nonpublic Information

The following is a list of common types of information that might (depending on the circumstances) be considered “material” and thus considered inside information if it is not generally known or available to the public:

•	Earnings information or other operating data for the Company or a company doing business with the Company, including revenue results, sales data or other revenue projections;
•	A pending or potential merger, joint venture, acquisition, disposition, tender offer or other significant changes in assets by the Company or a company doing business with the Company;
•	Material legal actions filed or threatened against the Company or material developments with respect to any such actions;
•	A material change, either up or down, in the Company’s business, financial condition or operating results, or in the business, financial condition or operating results of a company doing business with the Company;
•	Pending or potential changes in dividend policy, or proposals for a stock split or the offering of additional securities;
•	A change in management;
•	Significant personnel or operations changes;
•	News about a major contract, lease or cancellation of an existing contract or lease;

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•	Significant developments regarding customers including the addition of new customers or loss of existing customers;
•	Financial liquidity problems;
•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditors’ report;
•	Major financing transactions;
•	Material write-offs or restructurings; and
•	Anything that is likely to affect the market price of Company Securities, either negatively or positively.

Both positive and negative information can be material. Because Trades that receive scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and Trades should be avoided. This list is provided for informational purposes only and is not intended to be exhaustive.

If you have any questions regarding this Insider Trading Policy, please contact the Compliance Officer.

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